6/14


04030658

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Hope Mines Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3023 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/18/04

82-3023

File Number: ~~82-4991~~

ARLS
12-31-03

GOLDEN HOPE MINES LIMITED
FINANCIAL STATEMENTS
AND REPORT
AS AT DECEMBER 31, 2003

File Number: 82-4991

AUDITOR'S REPORT

February 4, 2004
Toronto, Ontario

To the Shareholders of Golden Hope Mines Limited

I have audited the balance sheets of Golden Hope Mines Limited as at December 31, 2003 and 2002 and the statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Stewart Wright
Chartered Accountant

GOLDEN HOPE MINES LIMITED
INCORPORATED UNDER THE LAWS OF ONTARIO
BALANCE SHEETS
AS AT DECEMBER 31

		2003		2002
ASSETS				
Current				
Cash	$	289	$	1,825
Accounts receivable		1,534		841
		1,823		2,666
Mining properties and deferred exploration exploration expenditures (Note 4)		6,938,888		6,800,912
	$	6,940,711	$	6,803,578
LIABILITIES				
Current				
Accounts payable	$	582,114	$	410,024
Due to related parties (Note 6)		153,181		149,386
		735,295		559,410
SHAREHOLDERS' EQUITY				
Stated capital (Note 5)		9,502,189		9,345,359
Contributed surplus		40,151		-
Deficit		(3,336,924)		(3,101,191)
		6,205,416		6,244,168
	$	6,940,711	$	6,803,578

See Notes To Financial Statements

On Behalf Of The Board:

"Peter Smith" Director

"T.H. Polisuk" Director

GOLDEN HOPE MINES LIMITED
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31,

	2003	2002
Expenses		
Abandoned claims and related expenses	$ -	$ 15,800
Management fees	31,097	18,000
General and administrative	117,818	52,284
Shareholders information	86,818	29,140
	235,733	115,224
Loss on disposal of subsidiary	-	79,340
Loss from discontinued operations	-	20,660
Net loss (profit) for the year	235,733	215,224
Deficit at the beginning of the year	3,101,191	2,885,967
Deficit at the end of the year	$ 3,336,924	$ 3,101,191
Loss per share	$ 0.01	$ 0.01
Weighted Average Number of Shares Outstanding	21,197,079	20,192,329

See Notes To Financial Statements

GOLDEN HOPE MINES LIMITED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

		2003		2002
Cash flows from operations				
Net loss for the year	$	(235,733)	$	(215,224)
Adjustments for:				
Stock-based compensation		13,946		-
Loss on disposal of subsidiary		-		79,340
Discontinued operations		-		20,660
Write-off of mining claims		-		15,800
		(221,787)		(99,424)
Net change in non cash components of working capital				
Increase in accounts receivable		(693)		5,148
Increase in accounts payable		172,090		19,696
		(50,390)		(74,580)
Cash flows from financing activities				
Advances from related parties		3,795		82,294
Common shares issued for cash		181,900		-
		185,695		82,294
Cash flows from investing activities				
Mineral properties and deferred exploration expenditures		(136,841)		(7,361)
Increase in cash		(1,536)		353
Cash at the beginning of the year		1,825		1,472
Cash at the end of the year	$	289	$	1,825

See Notes To Financial Statements

GOLDEN HOPE MINES LIMITED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note 1

Basis of Presentation
During the year the Charter of the Company's wholly owned subsidiary Golden Hope Mining Company was cancelled by the State of Nevada. The company had been inactive since the company's Nevada claims were abandoned in prior years.

Continued Operations
The financial statements have been prepared on a going concern basis which assumes the Company will continue to operate throughout its next fiscal period subsequent to December 31, 2003. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generate future revenues.

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Accounting Policies

Financial Instruments
The Company's financial instruments include cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Loss Per Share
The loss per share figure has been calculated using the weighted average number of shares outstanding during the period after giving effect to the share consolidation.
Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to earnings per share. Under this method, fully diluted earnings per share are calculated using the "treasury stock" method, replacing the previous method of "imputed earnings per share". The new recommendations have been applied on a retroactive basis.

Nature of Operations
The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

Mineral Properties
Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.
Exploration expenditures relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of production basis.
The cost of properties abandoned or sold and the deferred exploration expenditures relating to properties abandoned or sold are charged to deficit in the current year.
If in the opinion of management the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and accordingly the carrying values will be written down to a nominal carrying value.

Note 1 (continued)

Administrative Expenses
Administrative expenses are charged to operations in the current year.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes.

Stock-based Compensation
The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company, as permitted, adopted this section prospectively for new stock based compensation awarded after January 1, 2002. The section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to employees and non-employees must be systematically accounted for in the enterprise's financial statements. Under this method, compensation cost should be measured at the grant date based on the fair value of the reward and should be recognized over the related service period.

Note 2

Adoption of New Accounting Standard for Income Taxes
Effective January 1, 2000 the Company adopted the new Canadian Institute of Chartered Accountants' ("CICA") recommendations for the accounting for income taxes. The new standard requires the use of the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on the future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

Note 3

Income Taxes
The Company's income tax expense for the year is nil. There are no future income tax assets or liabilities that have been recognized. The Company's actual income tax expense for the year after the change in the accounting policy is made up as follows:

		2003		2002
Income before income taxes	$	(235,733)	$	(215,224)
Income taxes recovery at combined rate of 42.6%		100,422		95,990
Stock-based compensation		6,220		--
Capital losses		--		(44,600)
Abandoned properties and related expenses		--		(7,046)
Taxable benefit not recognized		(94,202)		(44,344)
Actual income tax expense	$	--	$	--

As at December 31, 2003 the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

Year of Expiry		
2004	$	100,000
2005		82,000
2006		--
2007		27,000
2008		148,000
2009		99,000
2010		222,000
	$	678,000

As at December 31, 2003 had exploration and development expenses totaling $4,936,000 available to reduce future year's taxable income.

Note 4

Mineral Properties

Panet, Bellechasse and Ware Townships, Quebec

		Opening		Expenditures (Recoveries)		Closing
2003						
Acquisition	$	629,353	$	--	$	629,353
Exploration		6,166,389		132,968		6,299,357
Total	$	6,795,742	$	132,968	$	6,928,710

2002		Opening		Expenditures		Closing
Acquisition	$	629,353	$	--	$	629,353
Exploration		6,160,528		5,861		6,166,389
Total	$	6,789,881	$	5,860	$	6,795,742

Clarence Stream and Otish Mountain

2003		Opening		Expenditures		Closing
Acquisition	$	3,658	$	1,750	$	5,408
Exploration		1,512		3,258		4,770
Total	$	5,170	$	5,008	$	10,178

2002		Opening		Expenditures		Closing
Acquisition	$	2,158	$	1,500	$	3,658
Exploration		17,312		(15,800)		1,512
Total	$	19,470	$	((14,300)	$	5,170

(1) Panet, Bellechasse and Ware Townships Property

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd., (see Note 6).

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000. The obligation to make these payments has become the obligation of Osisko Explorations Ltd.("Osisko") pursuant to the option agreement.

During the year the Company entered in to an agreement dated May 21, 2003 with Osisko whereby Osisko can earn a 50% interest in the property by incurring $3,500,000 in exploration on the property over a 3 ½ year period commencing May 22, 2003, of which $500,000 must be completed by November 30, 2003 (completed). Osisko can earn a further 10% interest in the property by providing a bankable feasibility study by December 31, 2007.

Upon earning its 60% interest in the property Osisko and the Company will enter into a joint venture agreement under which each party will be deemed to have expended $3,500,000 on the property, which shall be reimbursed to each party before any profits are withdrawn. In the event either party does not contribute its share of the additional expenditures its interest shall be diluted on a prorata basis. If either party is diluted to 10% or less, its interest shall be converted into a 3% net smelter returns royalty.

Note 4 (continued)

(2) Other Properties
In addition the Company has the following claims:
50% interest in 46 claims in the Clarence Stream area, New Brunswick
32 units in Otish Mountain area of Northern Quebec, acquired by staking

Note 5

Stated Capital
Authorized: Unlimited common shares
Issued:

	Shares		Value
Balance December 31, 2001 and 2002	20,192,329	$	9,345,359
Issued on exercise of warrants	9.500		1,900
Issued for cash	2,000,000		154,930
Balance December 31, 2003	22,201,829	$	9,502,189

During the year the Company completed a private placement for 2,000,000 common shares and warrants to acquire 2,000,000 common shares at $0.10 per share expiring January 24, 2005.

Directors Options

Shares under Option		Price	Expiry
December 31, 2002			
1,535,500	$	0.20	June, 2007 to May, 2010
104,000		0.25	May, 2010
Exercised			
9,500		0.20	
Expired			
500,000	$	0.20	
Issued			
379,000		0.10	January, 2008
200,000		0.15	February, 2008
December 31, 2003			
1,026,000		0.20	June, 2007 to May, 2010
104,000		0.25	May, 2010
379,000		0.10	January, 2008
200,000	$	0.15	February, 2008

During the year options to acquire 579,000 common shares were granted. The fair value of the options granted during the year was estimated at $15,081 using the Black Scholes stock option evaluation model with the following assumptions: estimated weighted average duration of five years for these options; risk free interest rate of 4%, forecast volatility factor of 15.00 % and no forecast dividend.

Note 5 (continued)

Warrants

Warrants to acquire 2,000,000 common shares at $0.10 per share expiring January 2005 are outstanding.
The Company applies the fair value method of accounting for stock-based compensation awards to non-employees. The value of the warrants was estimated at $ 25,070 using the Black Scholes stock option evaluation model with the following assumptions: estimated weighted average duration of two years for these warrants; risk free interest rate of 4%, forecast volatility factor of 15.00 % and no forecast dividend.

Note 6

Related Party Transactions

1. During the year, 154327 Canada Inc. was entitled to receive $ 18,000 ($18,000-2002) for management services rendered. As at December 31, 2003 the total amount owing to 154327 Canada Inc. for current and past services was $54 ,000 ($36,000-2002). The President of the Company owns 154327 Canada Inc.

2. Gold Belt Mining Ltd., a company that is associated with a director of the Company, was the optionor of the mining claims as described in Note 4.

3. As at December 31, 2003, the sum of $ 99,181 ($113,386-2002) was owing to the President of the Company and Director. During the year the President of the Company was entitled to reimbursement of expenses of $ 52,385 ($41,385-2002) for executive office services.

4. During the year options were granted to a Director to acquire 500,000 common shares the fair value of which as determined under the Black Scholes was $13,079.

All related party transactions are measured at their fair values.

Note 7

Loss Per Share

	2003	2002
Basic loss per share		
Numerator:		
Net earnings (loss) for the year	(235,733)	(215,224)
Denominator:		
Weighted average number of shares	21,197,079	20,192,329
Basic loss per share	$ (0.01)	$ (0.01)

Note 8

Segmented Information

The Company's operations comprise a single reporting operating segment engaged in the exploration of mineral resources. As operations comprise a single reporting segment amounts disclosed in the financial statements for revenue, and loss for the year also represent segment amounts.

Note 9

Discontinued Operations
During the year ended December 31, 2002 the Company acquired a 51% interest in Jobs Without Boarders ("Jobs"), an international Internet recruiter. As consideration the Company issued 1,000,000 common shares. On December 31, 2002 the Company disposed of its 51% interest for nominal consideration. During the time the Company held its interest in Jobs it was basically inactive due to a lack of funding. Discontinued operations had revenues of $620 and expenses of $21,280. The acquisition was accounted for by the purchase method is accounted for as follows:

		2002
Acquisition		
Net assets acquired	$	(44,452)
Consideration		100,000
Goodwill on acquisition		144,452
Disposition		
Net assets disposed		(65,112)
Goodwill		144,452
Loss on disposition		(79,340)
	$	

File Number: 82-4991

British Columbia Securities Commission

Quarterly Report
BC Form 51-901F
(previously Form 61)

ISSUER DETAILS NAME OF ISSUER: Golden Hope Mines Limited	FOR QUARTER ENDED March 31, 2004	DATE OF REPORT YY/MM/DD 2004/05/27
ISSUER ADDRESS: 1320 - 4 King Street West		
CITY/PROVINCE/POSTAL CODE Toronto, Ontario, M5H 1B6	ISSUER FAX NO. (416) 864-0175	ISSUER TELEPHONE NO (416) 363-1240
CONTACT NAME: Ronald Haller	CONTACT POSITION Secretary	CONTACT TELEPHONE NO (416) 363-1240
CONTACT EMAIL ADDRESS: info@goldenhopemines.com	WEB SITE ADDRESS http://www.goldenhopemines.com	

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"T.H. Polisuk"	T.H. Polisuk	2004/05/27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peter Smith"	Peter Smith	2004/05/27

SCHEDULE "A"
GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
BALANCE SHEET
(Unaudited without review by auditor)

	Mar 31, 2004	Dec 31, 2003
ASSETS		
Current		
Cash	$ 3,083	$ 289
Accounts receivable	2,837	1,534
	5,920	1,823
Mining properties and deferred exploration expenditures (Note 2)	6,959,130	6,938,888
	$ 6,965,050	$ 6,940,711
LIABILITIES		
Current		
Accounts payable	$625,989	$582,114
Due to related parties	171,381	153,181
	797,370	735,295
SHAREHOLDERS' EQUITY		
Stated capital (Note 3)		
Authorized:		
Unlimited common shares		
Issued:		
22,201,829 common shares	9,502,189	9,502,189
Contributed Surplus	40,151	40,151
Deficit	(3,374,660)	(3,336,924)
	6,167,680	6,205,416
	$6,965,050	$6,940,711

See Notes to Financial Statements

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004
(Unaudited without review by auditor)

Expenses:	2004	2003
General and administrative	$ 18,558	$ 14,083
Shareholders' information	14,678	11,930
Management fees	4,500	4,500
Net loss for the period	37,736	30,513
Agent's commission	-	20,000
Deficit, beginning of period	3,336,924	3,101,191
Deficit, end of period	$3,374,660	$3,151,704
Loss per common share	$ 0.002	$ 0.001
Weighted Average Number of Shares Outstanding	22,201,829	21,197,079

See Notes to Financial Statements

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004
(Unaudited without review by auditor)

	2003	2002
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$(37,736)	$(30,513)
Net change in non-cash components of working capital		
Increase in accounts receivable	(1,303)	(714)
Increase in accounts payable	43,875	54,023
	4,836	22,796
Financing Activities:		
Sale of common shares for cash	-	201,900
Agent's commission	-	(20,000)
Advances (reduced) from related parties	18,200	(68,100)
	18,200	113,800
Investing Activities:		
Mining claims and deferred exploration expenditures	(20,242)	(138,321)
Increase (decrease) in cash	2,794	(1,725)
Cash, beginning of period	289	1,825
Cash, end of period	$ 3,083	$ 100

See Notes to Financial Statements

GOLDEN HOPE MINES LIMITED
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004
(UNAUDITED WITHOUT REVIEW BY AUDITOR)

Note 1

Continued Operations
The financial statements have been prepared on a going concern basis which assumes the Company will continue to operate throughout its next fiscal period subsequent to March 31, 2004. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generate future revenues.

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant Accounting Policies

Financial Instruments
The Company's financial instruments include cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Loss Per Share
The loss per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal periods.

Nature of Operations
The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

Mineral Properties

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of properties abandoned or sold and the deferred exploration expenditures relating to properties abandoned or sold are charged to deficit in the current year.

If in the opinion of management the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and accordingly the carrying values will be written down to a nominal carrying value.

Administrative Expenses

Administrative expenses are charged to operations in the current year.

Note 2

Mineral Properties

Panet, Bellechase and Ware Townships, Quebec

	Opening	Expenditures	Closing
Acquisition	$ 629,353	-	$ 629,353
Exploration	6,299,357	20,242	6,319,599
Total	$6,928,710	$ 20,242	$ 6,948,952

Clarence Stream and Otish Mountain

	Opening	Expenditures	Closing
Acquisition	$ 5,408	-	$ 5,408
Exploration	4,770	-	4,770
Total	$ 10,178	$ -	$ 10,178

(1) **Panet, Bellechase and Ware Townships Property**

The Company holds a block of continuous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd., a company associated with the president and a director of the Company.

Pusuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000. The obligation to make these payments has become the obligation of Osisko Explorations Ltd. ("Osisko") pursuant to the option agreement.

The Company entered an agreement dated May 21, 2003 with Osisko whereby Osisko can earn a 50% interest in the property by incurring $3,500,000 in exploration on the property over a 3 ½ year period commencing May 22, 2003, of which $500,000 must be completed by November 30, 2003 (completed). Osisko can earn a further 10% interest in the property by providing a bankable feasibility study by December 31, 2007.

Upon earning its 60% interest in the property Osisko and the Company will enter into a joint venture agreement under which each party will be deemed to have expended $3,500,000 on the property, which shall be reimbursed to each party before any profits are withdrawn. In the event either pary does not contribute its share of the additional expenditures its interest shall be diluted on a prorata basis. If either party is diluted to 10% or less, its interest shall be converted into a 3% net smelter returns royalty.

(2) **Other Properties**

In addition the Company has the following claims:
50 % interest in 46 claims in the Clarence Stream area, New Brunswick
32 units in the Otish Mountains area, Northern Quebec, acquired by staking

Note 3

Options

As at March 31, 2004, directors and officers had options to purchase: 800,000 common shares at $0.20 per share expiring June 2, 2007; 44,000 common shares at $0.20 expiring June 15, 2009; 50,000 common shares at $0.20 expiring July 6, 2009; 132,000 common shares at $0.20 expiring April 4, 2010, 104,000 common shares at $0.25 expiring May 19, 2010, 379,000 common shares at $0.10 expiring January 23, 2008 and 200,000 common shares at $0.15 expiring February 27, 2008.

Warrants

As at March 31, 2004, there were warrants to purchase 2,000,000 common shares exercisable at $0.10 per share, expiring January 14, 2005.

Note 4

Related Party Transactions

1. During the period, 154327 Canada Inc. was entitled to receive $4,500 (2002 - $4,500) for management services rendered. As at March 31, 2004 the total amount owing to 154327 Canada Inc. for current and past services was $58,500 (2003 - $40,500). The President of the Company owns 154327 Canada Inc.

2. As of March 31, 2004, the amount of $112,881 (2003 - $40,786) was owing to the President of the Company who is also a director. During the period, the President of the Company was entitled to reimbursement of expenses of $13,700 (2002 - $12,400) for executive office services.

SCHEDULE "B"

Directors and Officers:

Theodore H. Polisuk - President and Director
Gilles Dubuc - Director
Peter Smith - Director
Gregory Hryniw - Director
Ronald Haller – Secretary
Debra Chapman – Assistant Secretary

SCHEDULE "C"

Golden Hope Mines Limited has entered into an agreement with Osisko Exploration Ltd. for the further development of the Bellechasse Gold Project in Southern Quebec.

Osisko has the right to acquire a 50% interest in the Bellechasse Property in consideration for $3.5 million in exploration and/or development expenditures on or before the end of 2006 and payment of $436,000.00, payable in installments but due in full before the end of 2005. An additional 10% interest can be earned by Osisko by providing a bankable feasibility study on or before th end of 2007.

The Bellechasse Project is the Company's main property and has been the focus of considerable interest since recent increases in the price of gold. The exploration program has focused on drill defining the size and grade of the Timmins zone. Exploration work is continuing.

Elsewhere, Golden Hope Mines Limited has arranged to acquire, through a wholly owned subsidiary, a 100% interest in mineral and mining rights to 437 acres in Washington County, Maine, U.S.A.. The property includes at least five notable silver occurrences with associated base metals, partially defined most recently in the 1980's when silver prices were at an all-time high. Golden Hope Mines plans to further test the established mineral systems for large tonnage, bulk mining possibilities comparable to similar silver deposits presently under development elsewhere. Additionally, exploration surveys will be directed to possible new mineral systems beyond the presently defined limits.

No work was done on other Golden Hope properties during 2003.

File Number: 82-4991

GOLDEN HOPE MINES LIMITED

4 KING STREET WEST, SUITE 1320
TORONTO, ONTARIO M5H 1B6

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the ANNUAL AND SPECIAL MEETING of shareholders of GOLDEN HOPE MINES LIMITED ("the Company") will be held on JUNE 28, 2004, at 2:30 p.m. (Toronto time) at 4 KING STREET WEST, SUITE 1320, TORONTO, ONTARIO, for the following purposes:

(a) to receive and consider the financial statements of the Company for the fiscal year ended December 31, 2003 together with the report of the auditors thereon:

b) to appoint auditors for the current fiscal year of the Company and authorize the directors to fix their remuneration;

c) to consider and if deemed advisable, approve and confirm a resolution increasing the number of directors of the company from four (4) to five (5) and providing that a quorum for directors' meetings shall be three (3) directors.

d) to elect directors for the Company;

e) to consider and if deemed advisable, approve and confirm a resolution approving the existing Stock Option Plan enacted in 2003 in accordance with the policies of the TSX Venture Exchange; the text of which is set forth in Schedule "A" to the management information circular; and

f) to transact any other business that may properly come before the meeting and any adjournments thereof.

Shareholders who are unable to attend the meeting in person, are requested to date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

Dated at Toronto on May 19, 2004

On Behalf of the Board of Directors

"THEODORE H. POLISUK"
Theodore H. Polisuk, President

File Number: 82-4991

GOLDEN HOPE MINES LIMITED

4 KING STREET WEST, SUITE 1320
TORONTO, ONTARIO M5H 1B6

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF PROXIES to be used at the Annual and Special Meeting of shareholders of **GOLDEN HOPE MINES LIMITED** (the "Company") to be held June 28, 2004, at 2:30 p.m. (Toronto time) at 4 KING STREET WEST, SUITE 1320, TORONTO, ONTARIO . Proxies will be solicited primarily by mail and may also be solicited by the directors and/or officers of the Company at nominal cost. The Company will bear the cost of solicitation of proxies.

INCREASING THE BOARD OF DIRECTORS

The articles of the Company currently provide that the Board of Directors shall consist of a minimum of three (3) and a maximum of ten (10) directors. In accordance with the By-laws of the Company, shareholders will be asked to consider and if deemed advisable, approve and confirm a resolution increasing the number of directors of the Company from four (4) to five (5) and providing that quorum for directors' meetings shall be three (3) directors.

The text of the proposed resolution is as follows:

> "BE IT RESOLVED THAT the Company be and it is hereby authorized to increase the number of directors of the Company from four (4) to five (5) and providing that quorum for directos' meetings shall be three (3) directors".

ELECTION OF DIRECTORS

The board of directors have fixed the number of directors to be elected at the meeting at five (5). The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the company now held by them, their principal occupations or employments, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, over which control or direction is exercised by each of them as of the date hereof.

Name, Office and Principal Occupation	Director Since	No. of Voting Securities Owned, Controlled or Directed as at May 19, 2004 (2)
Theodore H. Polisuk (1) President and Director Solicitor	May 14, 1981	58,171 common
Gilles G. Dubuc (1) Director Executive and Proprietor	May 20, 1981	32,245 common

Peter H. Smith, Ph.D., P.Eng. (1) Director Geologist	May 30, 1997	3,500 common
Gregory Hryniw, B.Sc. Director Geologist	May 30, 1997	144,900 common
Robert MacGregor, P.Eng. Director Mining Engineer	Proposed	NIL

1. Member of audit committee.
2. The information as to voting shares beneficially owned, not being within the knowledge of the Company has been furnished by the respective nominees individually.

The term of office of each director will be from the date of the meeting at which he is elected until the annual meeting next following, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

EXECUTIVE COMPENSATION

The Company has one executive officer as such term is defined under the Regulations to the Securities Act (Ontario), Mr. Theodore H. Polisuk, the president of the Company. During the fiscal year ended December 31, 2003, the said executive officer was paid no cash compensation. 154327 Canada Inc. is entitled to $18,000 in respect of management services provided during the year ended December 31, 2003. Mr. Theodore H. Polisuk is the sole director, officer and shareholder of 154327 Canada Inc.

COMPENSATION OF DIRECTORS

No compensation was paid to the directors of the Company during the fiscal year ended December 31, 2003 in respect of directors fees.

REPORT OF AUDITORS AND AUDITED FINANCIAL STATEMENTS

The financial statements for the year ended December 31, 2003, and the report of the auditors thereon will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

APPOINTMENT OF AUDITORS

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF MR. STEWART WRIGHT, CHARTERED ACCOUNTANT, 538 QUEEN STREET WEST, 2ND FLOOR, TORONTO, ONTARIO M5V 2V5 AS AUDITOR OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX HIS REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

STOCK OPTIONS

The board of directors of the Company passed a resolution on May 7, 2003 creating a new stock option plan (the "Plan"). The Plan is designed to encourage stock ownership by directors, officers, and service providers of the Company, who are primarily responsible for the management and profitable growth of its business and to advance the interests of the Company by providing additional incentive for significant performance by such persons and to enable the Company to attract and retain valued persons. The Plan is subject to shareholder approval and approval of the TSX Venture Exchange.

Under the plan there are presently outstanding to officers, directors and service providers options to acquire 800,000 common shares at $0.20 per share exercisable at any time on or before June 2, 2007, options to acquire 44,000 common shares at $0.20 per share exercisable at any time on or before June 15, 2009, options to acquire 50,000 common shares at $0.20 per share exercisable at any time on or before July 6, 2009, options to acquire 132,000 common shares at $0.20 per share exercisable at any time on or before April 4, 2010, options to acquire 104,000 common shares at $0.25 per share exercisable at any time on or before May 19, 2010, options to acquire 379,000 common shares at $0.10 per share, exercisable at any time on or before January 23, 2008 and options to acquire 200,000 common shares at $0.15 per share, exercisable at anytime on or before February 27, 2008. The aggregate number of options outstanding under the Plan is 1,709,000.

The aggregrate number of common shares which may be reserved and set aside for issuance to eligible persons under the Plan may not exceed 20% of the issued common shares of the Company. Based on the 22,201,529 common shares currently outstanding, an additional 2,731,365 options may be granted.

The approval of the Plan constitutes shareholder approval of future stock options granted to directors, senior officers and/or their management companies provided same are authorized by the Plan. The Plan will not be instituted if its establishment is not confirmed by a majority of votes cast at the meeting. A copy of the resolution approving the creating of the Plan is attached hereto as Schedule "A".

The terms of the Plan authorize the Board of Directors to grant stock option plans on the following terms:

1. The Option Price under each Option shall be not less than the Discounted Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the

Option and shall not be more than five years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

2. The number of Shares which may be reserved for issuance under the Plan and under all the Company's other previously established or proposed share compensation arrangements to any one Optionee within a one year period shall not exceed 5% of the outstanding issue of Shares.

3. The options can only be excercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or wihin a period of not more that 10 days after ceasing to be an eligible optionee or, if the optionee dies, within 90 days from the date of the optionee's death.

4. Options issued to Consultants engaged in Investor Relations Activities must vest in stages over a period of 12 months with no more than ¼ of the Options vesting in any three month period.

5. On the occurrence of a takeover bid, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

A copy of the Plan may be inspected at the head office of the Company, 4 King Street West, Suite 1320, Toronto, ON M5H 1B6 during normal business hours and at the Meeting. In addition, a copy of the plan will be mailed, free of charge, to any holder of common shares who requests a copy, in writing, from the Secretary of the Company. Any such requests should be mailed to the Company, at its head office, to the attention of the Secretary.

Notice of options granted under the Plan must be given to the TSX Venture Exchange on a monthly basis. Any amendments to the Plan must also be approved by the TSX Venture Exchange and, if necessary, by the shareholders of the Company prior to becoming effective. Existing incentive stock options are not affected by the vote at this meeting with respect to the Plan.

The board of directors recommends that shareholders vote FOR the approval of the Plan.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE RESOLUTION OF THE OPTION PLAN, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

WARRANTS

There are presently outstanding warrants to acquire 2,000,000 common shares at $0.10 per share exercisable at anytime on or before January 14, 2005.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

THE MANAGEMENT KNOWS OF NO MATTERS TO COME BEFORE THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy and in either case, depositing the completed proxy with the Company at 4 KING STREET WEST, SUITE 1320, TORONTO, ONTARIO, M5H 1B6, on or before the close of business on the last day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or delivering it to the Chairman of the meeting on the day of the meeting or any adjournment thereof prior to the time of voting. A proxy should be executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a company by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the head office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked. A shareholder attending the meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED, WILL BE VOTED IN ACCORDANCE WITH THE CHOICE SO SPECIFIED IN THE PROXY. WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED TO INCREASE THE NUMBER OF THE BOARD OF DIRECTORS, FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND APPROVING THE EXISTING STOCK OPTION PLAN ENACTED IN 2003 IN ACCORDANCE WITH THE POLICIES OF THE TSX VENTURE EXCHANGE AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE. AT THE TIME OF PRINTING OF THIS CIRCULAR, THE MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING.

VOTING OF SHARES

Persons registered on the books of the Company at the close of business on May 21, 2004, (the "record date") and persons who are transferees of any shares acquired after the record date and who have produced properly endorsed certificates evidencing such shares or who otherwise have established ownership thereof and demand, not later than 10 days before the ANNUAL AND SPECIAL MEETING, that their names be included in the list of shareholders, are entitled to vote at the annual and special meeting of the Company.

At the date of this information circular, the Company has outstanding 22,201,829 common shares of its capital stock, each of which carries one vote. So far as the directors and officers of the Company are aware, the only persons or companies beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying in excess of 10% of the voting rights attached to the common shares of the Company are those set out below:

NAME & ADDRESS	NO. & CLASS OF SHARES	PERCENTAGE OF CLASS
CDS & CO. (a) Toronto, Ontario	14,654,759 common	66.01%

(a) The beneficial owners of these shares is unknown to the corporation.

The undersigned hereby certifies that the contents and the sending of this information circular have been approved by the directors of the Company.

'THEODORE H. POLISUK"
Theodore H. Polisuk, President

May 19, 2004

SCHEDULE "A"

RESOLUTION OF SHAREHOLDERS
OF GOLDEN HOPE MINES LIMITED
(The "Company")

Approval of the Company's Stock Option Plan

BE IT RESOLVED THAT:

1. subject to regulatory approval, the Company approve the existing Stock Option Plan (the "Plan") substantially upon the terms and conditions of the Plan attached to the Management Information Circular dated May 19, 2004; and

2. the directors and officers of the Company are hereby authorized to take all such steps and execute and deliver for and on behalf of the Company all such documents as they deem necessary or desireable to give effect to the foregoing, and to reserve and set aside sufficient common shares of the Company for the purposes of the Plan, and such directors and proper officers are hereby authorized to make such changes, additions and alterations thereto as such regulatory authorities may require.